===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 3)

                         AUXILIUM PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   05334D107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                ANDREW NICHOLSON
                    PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP
                         888 SEVENTH AVENUE, 30TH FLOOR
                               NEW YORK, NY 10106
                            TEL. NO.: (212) 651-6383
--------------------------------------------------------------------------------
                          (Name, Address and Telephone
                                   Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                 with a copy to

                             JOHN C. KENNEDY, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064

                                AUGUST 29, 2007
--------------------------------------------------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                          Continued on following pages

===============================================================================

CUSIP NO. 05334D107                                                PAGE 2 OF 15


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Perseus-Soros BioPharmaceutical Fund, LP

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    1,482,333 (1)
                 NUMBER OF                    ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY                    ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          1,482,333 (1)
                   PERSON                     ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                     0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,482,333 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.7% (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------
------------
(1) Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 05334D107                                                PAGE 3 OF 15


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Perseus-Soros Partners, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    1,482,333 (1)
                 NUMBER OF                    ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY                    ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          1,482,333 (1)
                   PERSON                     ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,482,333 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.7% (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------
------------
(1) Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 05334D107                                                PAGE 4 OF 15

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Perseus BioTech Fund Partners, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    0
                 NUMBER OF                    ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        1,482,333 (1)
                  OWNED BY                    ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          0
                   PERSON                     ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    1,482,333 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,482,333 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.7%  (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------
------------
(1) Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 05334D107                                                PAGE 5 OF 15

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SFM Participation, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    0
                 NUMBER OF                    ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        1,482,333 (1)
                  OWNED BY                    ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          0
                   PERSON                     ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    1,482,333 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,482,333 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.7% (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------
------------
(1) Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 05334D107                                                PAGE 6 OF 15

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SFM AH LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    0
                 NUMBER OF                    ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        1,482,333 (1)
                  OWNED BY                    ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          0
                   PERSON                     ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    1,482,333 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,482,333 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.7% (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------
------------
(1) Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 05334D107                                                PAGE 7 OF 15

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Frank H. Pearl (in the capacity described herein)

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    0
                 NUMBER OF                    ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        1,527,333 (1)
                  OWNED BY                    ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          0
                   PERSON                     ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    1,527,333 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,527,333 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.8% (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------
------------
(1) Includes 304,930 shares of Common Stock issuable upon exercise of warrants and 45,000 shares of Common Stock issuable upon the exercise of options.

CUSIP NO. 05334D107                                                PAGE 8 OF 15

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         George Soros (in the capacity described herein)

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    0
                 NUMBER OF                    ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        1,527,333 (1)
                  OWNED BY                    ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          0
                   PERSON                     ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    1,527,333 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,527,333 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.8% (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA
--------------------------------------------------------------------------------
------------
(1) Includes 304,930 shares of Common Stock issuable upon exercise of warrants and 45,000 shares of Common Stock issuable upon the exercise of options.

CUSIP NO. 05334D107                                                PAGE 9 OF 15

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Soros Fund Management LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    0
                 NUMBER OF                    --------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        1,527,333 (1)
                  OWNED BY                    --------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          0
                   PERSON                     --------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    1,527,333 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,527,333 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.8% (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO; IA
--------------------------------------------------------------------------------
------------
(1) Includes 304,930 shares of Common Stock issuable upon exercise of warrants and 45,000 shares of Common Stock issuable upon the exercise of options.

CUSIP NO. 05334D107                                               PAGE 10 OF 15

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Perseuspur, L.L.C.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [ ]
         (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    0
                 NUMBER OF                    ----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        1,482,333 (1)
                  OWNED BY                    ----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          0
                   PERSON                     ----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    1,482,333 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,482,333 (1)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.7% (1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------
------------
(1) Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

CUSIP NO. 05334D107                                               PAGE 11 OF 15


          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 28, 2004, as amended by Amendment No. 1 filed on July 7, 2005 and Amendment No. 2 filed on December 11, 2006 (as amended, the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of Auxilium Pharmaceuticals, Inc., a Delaware corporation (the "Company").

Item 1.   SECURITY AND ISSUER.

          No material change.

Item 2.   IDENTITY AND BACKGROUND.

          (d) and (e)

          The first paragraph of these sections is hereby amended and restated as follows:

          On December 27, 2002, George Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel and on June 14, 2006 the Cour de Cassation upheld such decision, but ordered the Court of Appeal to determine whether the fine should be reduced. On December 13, 2006, George Soros appealed the decision to the European Court of Human Rights. On March 20, 2007, the Paris Court of Appeal reduced the fine imposed against George Soros from 2.2 million euros to 940,000 euros.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No material change.

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by adding the following:

          "On August 29, 2007, the Purchaser sold 1,000,000 shares of the Company's Common Stock at a price of $18.90 per share in a Rule 144 transaction.

          "In addition, information concerning other transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market sales in Rule 144 transactions."

CUSIP NO. 05334D107                                               PAGE 12 OF 15

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Item 5(a) is hereby amended and restated in its entirety as follows:

               "(a) As set forth above, the Purchaser beneficially owns 1,177,403 shares of Common Stock and warrants to purchase an aggregate of 304,930 shares of Common Stock. Each of the New Warrants and the 2005 Warrants are exercisable at any time until their expiration date. Accordingly, as of the date hereof and assuming the exercise of the warrants, each of the Reporting Persons, except SFM LLC, Mr. Soros and Mr. Pearl, may be deemed to beneficially own an aggregate of 1,482,333 shares of Common Stock. Based on calculations made in accordance with Rule 13d-3(d) and based on information provided by the Company in its Registration Statement on Form S-3 filed on August 27, 2007 indicating that there were 40,048,800 shares of Common Stock outstanding as of August 21, 2007, this represents approximately 3.7% of the outstanding shares of Common Stock. As of the date hereof, Options to purchase 45,000 shares of Common Stock have vested or will vest within 60 days. Accordingly, as of the date hereof and assuming the exercise of the warrants and the Options, SFM LLC, Mr. Soros and Mr. Pearl each may be deemed to beneficially own an aggregate of 1,527,333 shares of Common Stock. Based on the above calculations and information, this represents approximately 3.8% of the outstanding shares of Common Stock."

          (b) Item 5(b) is hereby amended and restated in its entirety as follows:

               "(i) Each of the Purchaser and Perseus-Soros Partners may be deemed to have sole power to direct the voting and disposition of the 1,482,333 shares of Common Stock beneficially owned by the Purchaser (assumes the exercise of the warrants held for the account of the Purchaser).

               (ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons, other than the Purchaser and Perseus-Soros Partners may be deemed to share the power to direct the voting and disposition of the 1,482,333 shares of Common Stock beneficially owned by the Purchaser (assumes the exercise of the warrants held for the account of the Purchaser).

               (iii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of SFM LLC, Mr. Soros and Mr. Pearl may be deemed to share the power to direct the voting and disposition of the 45,000 shares of Common Stock issuable upon exercise of Options that have vested on or within 60 days of the date hereof."

CUSIP NO. 05334D107                                               PAGE 13 OF 15


          (c) Item 5(c) is hereby amended by adding the following:

          "On August 29, 2007, the Purchaser sold 1,000,000 shares of the Company's Common Stock at a price of $18.90 per share in a Rule 144 transaction.

          "In addition, information concerning other transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market sales in Rule 144 transactions."

          (d) No material change.

          (e) As of August 29, 2007, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of the Common Stock of the Company.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1: Joint Filing Agreement, dated December 7, 2006, among (i) Perseus-Soros BioPharmaceutical Fund, LP,
                         (ii) Perseus-Soros Partners, LLC, (iii) Perseus BioTech Fund Partners, LLC, (iv) SFM Participation, L.P., (v) SFM AH LLC, (vi) Frank H. Pearl, (vii) George Soros, (viii) Soros Fund Management LLC and
                         (ix) Perseuspur, LLC. (previously filed)

          Exhibit 2: Power of Attorney, dated May 9, 2007, appointing Kenneth M. Socha and Rona Kennedy as Attorney-in-Fact for Frank H. Pearl. (previously filed)

          Exhibit 3: Power of Attorney, dated June 16, 2005, appointing Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and Robert Soros as Attorney-in-Fact for George Soros. (previously filed)

CUSIP NO. 05334D107                                               PAGE 14 OF 15


                                   SIGNATURE


          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 5, 2007

                                PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                By:     Perseus-Soros Partners, LLC,
                                        General Partner

                                By:     SFM Participation, L.P.,
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye Anzalotta
                                        ----------------------------------------
                                        Name:  Jodye Anzalotta
                                        Title: Assistant General Counsel


                                PERSEUS-SOROS PARTNERS, LLC

                                By:     SFM Participation, L.P.
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye Anzalotta
                                        ----------------------------------------
                                        Name:  Jodye Anzalotta
                                        Title: Assistant General Counsel


                                PERSEUS BIOTECH FUND PARTNERS, LLC

                                By:     Perseuspur, L.L.C.
                                        Managing Member

                                By:     /s/ Kenneth M. Socha
                                        ----------------------------------------
                                        Name:  Kenneth M. Socha
                                        Title: Senior Managing Director


                                PERSEUSPUR, L.L.C.

                                By:     /s/ Kenneth M. Socha
                                        ----------------------------------------
                                        Name:  Kenneth M. Socha
                                        Title: Senior Managing Director

CUSIP NO. 05334D107                                               PAGE 15 OF 15


                                MR. FRANK H. PEARL

                                By:     /s/ Kenneth M. Socha
                                        ----------------------------------------
                                        Name:  Kenneth M. Socha
                                        Title: Attorney-in-Fact


                               SFM PARTICIPATION, L.P.

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye Anzalotta
                                        ----------------------------------------
                                        Name:  Jodye Anzalotta
                                        Title: Assistant General Counsel


                                SFM AH LLC

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye Anzalotta
                                        ----------------------------------------
                                        Name:  Jodye Anzalotta
                                        Title: Assistant General Counsel


                                MR. GEORGE SOROS

                                By:     /s/ Jodye Anzalotta
                                        ----------------------------------------
                                        Name:  Jodye Anzalotta
                                        Title: Attorney-in-Fact


                                SOROS FUND MANAGEMENT LLC

                                By:     /s/ Jodye Anzalotta
                                        ----------------------------------------
                                        Name:  Jodye Anzalotta
                                        Title: Assistant General Counsel

                                   SCHEDULE A



                                              QUANTITY        TRADE   PRICE PER
     TRANSACTION ENTITY                           SOLD         DATE       SHARE

Perseus-Soros BioPharmaceutical Fund, LP           900    8/30/2007      $19.75

Perseus-Soros BioPharmaceutical Fund, LP           100    8/30/2007      $19.76

Perseus-Soros BioPharmaceutical Fund, LP         1,000    8/30/2007      $19.82

Perseus-Soros BioPharmaceutical Fund, LP           500    8/30/2007      $19.89

Perseus-Soros BioPharmaceutical Fund, LP           700    8/30/2007      $19.95

Perseus-Soros BioPharmaceutical Fund, LP           200    8/31/2007      $19.81

Perseus-Soros BioPharmaceutical Fund, LP           100    8/31/2007      $19.83

Perseus-Soros BioPharmaceutical Fund, LP         1,115    8/31/2007      $19.85

Perseus-Soros BioPharmaceutical Fund, LP        13,064     9/4/2007      $19.75

Perseus-Soros BioPharmaceutical Fund, LP           313     9/4/2007      $19.76

Perseus-Soros BioPharmaceutical Fund, LP         3,248     9/4/2007      $19.78

Perseus-Soros BioPharmaceutical Fund, LP         7,520     9/4/2007      $19.79

Perseus-Soros BioPharmaceutical Fund, LP         2,531     9/4/2007      $19.80

Perseus-Soros BioPharmaceutical Fund, LP        11,000     9/4/2007      $19.81

Perseus-Soros BioPharmaceutical Fund, LP         7,500     9/4/2007      $19.82

Perseus-Soros BioPharmaceutical Fund, LP         3,798     9/4/2007      $19.83

Perseus-Soros BioPharmaceutical Fund, LP         2,295     9/4/2007      $19.84

Perseus-Soros BioPharmaceutical Fund, LP         1,957     9/4/2007      $19.85

Perseus-Soros BioPharmaceutical Fund, LP           484     9/4/2007      $19.86

Perseus-Soros BioPharmaceutical Fund, LP           200     9/4/2007      $19.87

Perseus-Soros BioPharmaceutical Fund, LP           458     9/4/2007      $19.90

Perseus-Soros BioPharmaceutical Fund, LP         6,878     9/5/2007      $19.79

Perseus-Soros BioPharmaceutical Fund, LP           549     9/5/2007      $19.80

Perseus-Soros BioPharmaceutical Fund, LP         2,573     9/5/2007      $19.81

Perseus-Soros BioPharmaceutical Fund, LP           800     9/5/2007      $19.84

Perseus-Soros BioPharmaceutical Fund, LP           118     9/5/2007      $19.85

Perseus-Soros BioPharmaceutical Fund, LP         2,582     9/5/2007      $19.86

Perseus-Soros BioPharmaceutical Fund, LP         3,000     9/5/2007      $19.87

Perseus-Soros BioPharmaceutical Fund, LP         7,025     9/5/2007      $19.88

Perseus-Soros BioPharmaceutical Fund, LP         4,875     9/5/2007      $19.89

Perseus-Soros BioPharmaceutical Fund, LP           300     9/5/2007      $19.90

Perseus-Soros BioPharmaceutical Fund, LP         1,469     9/5/2007      $19.91

Perseus-Soros BioPharmaceutical Fund, LP           400     9/5/2007      $19.92

Perseus-Soros BioPharmaceutical Fund, LP         1,300     9/5/2007      $19.93

Perseus-Soros BioPharmaceutical Fund, LP           775     9/5/2007      $19.94

Perseus-Soros BioPharmaceutical Fund, LP         1,150     9/5/2007      $19.95

Perseus-Soros BioPharmaceutical Fund, LP         3,400     9/5/2007      $19.96

Perseus-Soros BioPharmaceutical Fund, LP         1,693     9/5/2007      $19.97

Perseus-Soros BioPharmaceutical Fund, LP         4,473     9/5/2007      $19.98

Perseus-Soros BioPharmaceutical Fund, LP         5,500     9/5/2007      $19.99

Perseus-Soros BioPharmaceutical Fund, LP        14,865     9/5/2007      $20.00

Perseus-Soros BioPharmaceutical Fund, LP         3,662     9/5/2007      $20.01

Perseus-Soros BioPharmaceutical Fund, LP         2,412     9/5/2007      $20.02

Perseus-Soros BioPharmaceutical Fund, LP        10,844     9/5/2007      $20.03

Perseus-Soros BioPharmaceutical Fund, LP         6,521     9/5/2007      $20.04

Perseus-Soros BioPharmaceutical Fund, LP        14,098     9/5/2007      $20.05

Perseus-Soros BioPharmaceutical Fund, LP         2,700     9/5/2007      $20.06

Perseus-Soros BioPharmaceutical Fund, LP         2,660     9/5/2007      $20.07

Perseus-Soros BioPharmaceutical Fund, LP         4,024     9/5/2007      $20.08

Perseus-Soros BioPharmaceutical Fund, LP         1,400     9/5/2007      $20.09

Perseus-Soros BioPharmaceutical Fund, LP        11,231     9/5/2007      $20.10

Perseus-Soros BioPharmaceutical Fund, LP         1,500     9/5/2007      $20.11

Perseus-Soros BioPharmaceutical Fund, LP         1,900     9/5/2007      $20.12

Perseus-Soros BioPharmaceutical Fund, LP         2,800     9/5/2007      $20.13

Perseus-Soros BioPharmaceutical Fund, LP         5,538     9/5/2007      $20.15

Perseus-Soros BioPharmaceutical Fund, LP         2,700     9/5/2007      $20.16

Perseus-Soros BioPharmaceutical Fund, LP           600     9/5/2007      $20.19

Perseus-Soros BioPharmaceutical Fund, LP           502     9/5/2007      $20.20

Perseus-Soros BioPharmaceutical Fund, LP         2,200     9/5/2007      $20.22